Filed by Franklin Templeton International Trust
                                   on behalf of Templeton Global Long-Short Fund
                          Pursuant to Rule 425 under the Securities Act of 1933.
                                     Subject Company:  Franklin Strategic Series
                                      on behalf of Franklin U.S. Long-Short Fund
                                                             File No. 333-141565




                         FRANKLIN U.S. LONG-SHORT FUND



                              IMPORTANT REMINDER:

                 PLEASE VOTE YOUR SHARES BEFORE AUGUST 14, 2007


                                                                  July 23, 2007


Dear Shareholder:


We recently mailed you proxy materials relating to a proposal to be voted on at a Special Meeting of Shareholders of the Fund scheduled for August 14, 2007. As of the date of this letter, we have not received your vote.



                            YOUR VOTE IS IMPORTANT!


For the reasons set forth in the proxy materials previously mailed to you, THE FUND'S BOARD OF TRUSTEES BELIEVES THE PROPOSAL IS IN THE SHAREHOLDERS' BEST INTEREST AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR.

We encourage you to vote TODAY using one of the following convenient options:

1. VOTE BY PHONE. You may cast your vote by calling the toll-free number listed on the enclosed proxy card. Have your proxy card in hand in order to follow the recorded instructions.
2. VOTE ONLINE. You may cast your vote by logging onto the Web address listed on the enclosed proxy card. Have your proxy card in hand in order to follow the instructions given on the Web site.
3. VOTE BY MAIL. You may cast your vote by mail by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

If you have any questions about the proposal, you may call The Altman Group, Inc., the Fund's proxy solicitation firm, toll free at (800) 823-9047. As a helpful reminder, you may receive a call from a representative of The Altman
Group encouraging you to vote. When you provide instructions to The Altman Group by phone or online, The Altman Group will be authorized to deliver your proxy on your behalf.




                  YOUR VOTE IS IMPORTANT! PLEASE VOTE TODAY!